EXHIBIT 99.1

News Release

For Immediate Release	Date: September 1, 2026
26-20-TR

Teck Provides Information Related to the Anglo Special Dividend and the Merger

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today provides the following information in connection with its proposed merger (the “Merger”) of equals with Anglo American plc (“Anglo American”).

Teck and Anglo American have agreed that the period between fulfilment (or waiver, as applicable) of the remaining non-Effective Date conditions precedent to the Merger, as described in the arrangement agreement (the “Arrangement Agreement”) dated September 9, 2025 between the parties and Teck’s circular dated November 3, 2025 (the “Meeting Circular”), and completion of the Merger will be eleven (11) trading days and the effective time of the Merger is expected to be 10:00 p.m. Vancouver time on the eleventh trading day.

Pursuant to the terms of the Arrangement Agreement, it is a condition precedent to the completion of the Merger that Anglo American declare a special dividend on its ordinary shares in the amount of approximately US$4.5 billion (the “Anglo Special Dividend”). Under the terms of the Arrangement Agreement, the Anglo Special Dividend is to be paid within 30 days of the effective date of the Merger (the “Effective Date”). Teck and Anglo American have instead agreed that the Anglo Special Dividend is to be paid within 45 days of the Effective Date.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “can”, “could”, “plan”, “expect”, “may”, “will”, “likely”, “should” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release. These forward-looking statements include, but are not limited to, timing of the payment of the Anglo Special Dividend.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, future outlook and anticipated events, such as the ability of Anglo American and Teck to complete the Merger, the ability of Teck and Anglo American to obtain all required regulatory approvals, the ability of Teck and Anglo American to satisfy all other conditions to the Merger, the strategic vision of the merger between Teck and Anglo American following the closing of the Merger, the satisfaction of the conditions precedent to the Merger and other factors, many of which are beyond the control of Teck. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

1

Forward-looking information is based on the information available at the time those statements are made and reflects the good faith belief of the officers and directors of Teck and Anglo American as of that time with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking information. Factors that may cause actual results to vary materially include, but are not limited to, the possibility that the Merger will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required regulatory approvals and other conditions to the closing of the Merger or for other reasons, public perception of the Merger, market reaction to the Merger, the negative impact that the failure to complete the Merger for any reason could have on the business of Anglo American or Teck, the ability of Anglo American and Teck to successfully integrate and capture expected synergies, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in securities, tax or other laws, industry competition, technological developments and other factors described or discussed in Anglo American’s or Teck’s disclosure materials filed with applicable securities regulatory authorities from time to time. For additional risk factors regarding Teck’s business see also “Risk Factors” in Teck’s current Annual Information Form dated February 19, 2026, as filed under Teck’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

Teck assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements, the Merger and Teck’s business can be found in the Meeting Circular filed under Teck’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

About Teck

Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Edwin Shadeo
AActing Vice President, Investor Relations and Treasurer
604.699.4531
edwin.shadeo@teck.com

Media Contact:
Dale Steeves
Director, External Communications
236.987.7405
dale.steeves@teck.com

2